Correspondence

October 13, 2006

Via Facsimile and Federal Express

Ms. Mary K. Fraser
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	AspenBio Pharma, Inc. Form SB-2 Registration Statement Filed September 20, 2006 File No. 333-137504

Dear Ms. Fraser:

        On behalf of our client, AspenBio Pharma, Inc. (“AspenBio” or the “Company”), set forth below is the Company’s response to the Securities and Exchange Commission (the “SEC”) staff comment provided in your letter, dated October 4, 2006.

Comment: Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

        The Company respectfully submits that the transaction being registered is a true secondary offering and should not be viewed as a primary offering on behalf of the Company. An analysis of the transaction under Securities Act Section 415, no. 29 of the SEC’s Telephone Interpretations Manual supports the Company’s position.

        The Selling Shareholders Ownership of the Securities.   All but 2,255,000 of the securities registered were issued to the selling shareholders under three private placements that occurred in 2004 (“the 2004 Offering”), May to July 2005 (the “2005 Offering”) and April to May 2006 (the “2006 Offering”), (collectively, the “Offerings”). Of the remaining 2,255,000, the warrants and/or options for 2,005,000 of the shares were issued prior to 2005. The remaining 250,000 options and/or warrants were issued in December 2005. Therefore, the selling shareholders have held the securities for at least four months, although most of the selling shareholders have held their securities for a substantially longer period of time.

Ms. Mary K. Fraser
October 13, 2006

        Although the Company filed the Registration Statement on September 21, 2006, there are no guarantees that the selling shareholders will be able to sell their shares within any period of time or at any particular price. The selling shareholders retain the sole right to decide when to sell their shares and at what price.

        Circumstances Under Which the Securities Were Acquired.   Most of the selling shareholders acquired the securities in the 2004, 2005 and 2006 Offerings described in Form 8-Ks dated September 7, 2004, May 6, 2005, July 12, 2005, and May 9, 2006. As a condition to participating in the Offerings, the selling shareholders represented that they were accredited investors and they were acquiring the shares for their own account and without a view to a distribution. These terms, among other terms included in the subscription agreements, illustrate that the selling shareholders are not acting merely as conduits for the Company. Of the total selling shareholder amounts in this registration statement, the securities sold in these Offerings represent almost 90%.

        The terms of the Offerings, including certain grants of registration rights, were approved by the unanimous vote of the Company’s board of directors. A more comprehensive summary of the circumstances surrounding the Offerings is as follows:

The Company conducted a private placement of unregistered securities (“Units”) totaling an aggregate of $2,535,000, with $1,247,500, having closed on July 21, 2004 and $1,287,500, having closed on August 19, 2004. Each Unit sold consisted of 20,000 common shares and 20,000 warrants exercisable for three years at $1.50/ share, at a total price of $17,500 per Unit. The offering was completed through Westminster Securities Corporation, the Company’s placement agent for this offering and received as commissions or fees 8% of the gross proceeds plus warrants to acquire approximately 14.5 Units exercisable at $17,500 per Unit through August, 2009. The Unit offering was conducted in reliance on section 4(2) of the Act, Regulation D and Rule 506 promulgated thereunder.

From May 5, 2005 through July 8, 2005, the Company had closings of $3,497,892 under a Private Placement of unregistered securities. For each $1,000,000 invested, the purchaser received 1,142,857 common shares and 1,142,857 warrants to purchase the same number of shares exercisable for five years at $1.35 per share. A total of 3,997,597 shares and 3,997,597 warrants were issued in the offering, plus an additional 94,881 shares of common stock issued to the investors as penalty shares for failure to have this registration statement effective by October 5, 2005. The offering was made to accredited investors only. The purpose of the private placement is to raise funds for working capital, new product development and general corporate purposes. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated there under. A commission of $157,384 and warrants to acquire a total of 399,760 shares was paid to Westminster Securities Corp., on the offering.

Ms. Mary K. Fraser
October 13, 2006

During the last quarter of 2005, under the 2005 Offering agreements, we issued 190,805 additional shares of our common stock to investors in the 2005 Offering as additional shares in settlement for our delay in meeting certain registration requirements. The Company relied on the exemption under section 4(2) of the Act for these share issuances. No commission or other remuneration was paid on these issuances. On May 9, 2006, the Registrant completed the final closing of a $2,220,000 private placement of unregistered securities, including $1,428,000 which previously closed on April 13, 2006. A total of 1,585,714 shares were sold at $1.40 per share in the offering. The offering was made to accredited investors only. The purpose of the private placement was to raise funds for working capital, new product development and general corporate purposes. The offering was conducted in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated there under. No commission will be paid on the offering.

        Relationship Between the Company and the Selling Shareholders.   With the exception of the Company’s officers, directors, employees and other consultants who participated in the 2005 Offering, the relationship between the Company and the selling shareholders is one of unrelated parties in arm’s length transactions. Prior to purchasing in the Offerings, most of the selling shareholders were not affiliated with the Company. A few selling shareholders were not affiliated with the Company but were existing shareholders. The unaffiliated selling shareholders’ relationship with the Company was not initiated by a desire to sell shares to the public. In fact, as a condition precedent to the Offerings, all the selling shareholders represented to the Company that the securities were purchased for their own account and without a view to distribution.

        All of the Offerings were approved by the Company’s board of directors. Although a few of the Company’s affiliates participated in the 2005 Offering, they were granted registration rights that were identical to those granted to other investors in the transactions. No selling shareholder that may be deemed an affiliated entity of the Company is proposing to sell a substantial or material portion of the Company’s outstanding shares or a substantial or material portion of their respective holdings in the Company.

        The following selling shareholders own the majority of the securities being registered for resale. None of these entities is affiliated in any way with the Company. Most of the securities listed below were purchased in the 2005 Offering. Each purchaser represented to the Company that it purchased the securities for its own investment and not with an intent to distribute.

Ms. Mary K. Fraser
October 13, 2006

•	1837 Partners L.P. is registering 2,019,325 shares for resale, which represents 10.8% of the Company’s outstanding common stock, as adjusted to account for the exercise of warrants and options. These securities were purchased in the 2005 Offering by Talon Opportunity Partners, L.P., then transferred in 2006 in a private transaction between Talon and 1837 Partners, L.P.

•	Meadowbrook Opportunity Fund LLC is registering 1,099,286 shares for resale, which represents 5.9% of the Company’s outstanding common stock, as adjusted to account for the exercise of warrants and options. These securities were purchased in the 2004 Offering.

•	Roaring Fork Capital SBIC, L.P. is registering 2,196,481 shares for resale, which represents 11.5% of the Company’s outstanding common stock, as adjusted to account for the exercise of warrants and options. These securities were purchased in the 2005 Offering.

•	The Peierls Foundation, including its affiliates, is registering 2,044,727 shares for resale, which represents 10.8% of the Company’s outstanding common stock, as adjusted to account for the exercise of warrants and options. These securities were purchased in the 2005 Offering.

•	WHI Growth Fund Q.P., L.P., is registering 1,487,333 shares for resale, which represents 8.2% of the Company’s outstanding common stock, as adjusted to account for the exercise of warrants and options. These securities were purchased in the 2006 Offering.

        Four out of the five entities listed above are long-term investors in the Company, as original investments date back to May 2005. Further, the entities listed above are not in the business of underwriting securities, but are in the business of private long-term investments in companies as venture capitalists.

        Amount of Securities Involved.   The total number of securities being registered in the Registration Statement is about 70% of the Company’s outstanding shares; however, the Company decided to combine the shares issued in the2004, 2005 and 2006 Offerings in one registration statement. The Company first filed a registration statement in September 2004, which became effective in October 2004, to register the securities issued in the 2004 Offering. . The financial statements in that registration statement became stale in late July 2005. The Company then filed a registration statement in August 2005, which became effective in October 2005, to register the securities issued in the 2005 Offering and unsold securities from the 2004 Offering. The financial statements in that registration statement became stale in late July 2006, so selling shareholders have been informed that they can no longer sell under that registration statement. As required by Item 512(a) of Regulation S-B, the Company is in the process of de-registering the unsold securities registered included in that registration statement.

Ms. Mary K. Fraser
October 13, 2006

        The Company included the unsold securities from the 2005 registration statement in this 2006 registration statement, which is primarily the reason so many shares are included. Many shareholders from the 2004 and 2005 Offerings did not sell under the 2005 registration statement, although they had the ability to do so. This is further evidence of their long term investment intent.

        Furthermore, the number of securities issued, and the rights, limitations and obligations, if any, of each selling shareholder, resulted from arm’s length transactions, and not from a desire of the Company to sell shares to the public.

        The Business of the Selling Shareholders.   The selling shareholders are not in the business of underwriting securities. Except for Westminster Securities Corporation, which received securities for Westminster’s services as placement agent for the Company’s private placement in 2004 and 2005, the selling shareholders represented to the Company that they are not broker-dealers or a member firm of the NASD. All selling shareholders represented to the Company that they acquired the securities for their own account and without a view to a distribution. Further, the entities that hold most of the securities being registered (as listed above) are not in the business of underwriting securities, but rather, these entities are engaged in the business of private long-term investments in companies as venture capitalists.

        Receipt of Proceeds.   The Company will not receive any proceeds from sales of the securities by the selling shareholders, except to the extent of the cash exercise price paid upon the exercise of warrants or options that are registered under the registration statement. All proceeds received from the sale of the securities offered will accrue to the benefit of the selling shareholders and not to the Company.

        Finally, the Company believes that, under all the circumstances involved, including the amount of time the shareholders have held the shares, the lack of a prior relationship between the Company and the selling shareholders, and the fact that the selling shareholders are not engaged in the business of underwriting securities, the selling shareholders are not acting as a mere conduit for the Company. The offering by the selling shareholders of the securities pursuant to the registration statement prospectus is, therefore, a true secondary offering and should not be viewed as a primary offering on behalf of the Company.

Ms. Mary K. Fraser
October 13, 2006

        In addition to the foregoing analysis under the telephone interpretation, the Company believes that the offering described in the registration statement fits squarely within the language of Rule 415. The described securities are being offered solely by persons other than the Company (Rule 415(a)(1)(i)) and the Company will receive no benefit from the resale of the securities. The shares of common stock included in the registration statement that have not already been issued are issuable upon exercise of outstanding options or warrants (as permitted by Rule 415(a)(iii)). The registration statement includes the undertakings required by Item 512(a) of Regulation S-B (Rule 415(a)(3)). Paragraphs 415(a)(2), (a)(4), (a)(5), (a)(6), and (b) do not apply to this offering.

        We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely, /s/ Theresa M. Mehringer Theresa M. Mehringer

cc:   Jeffrey McGonegal, AspenBio Pharma, Inc.